SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                         (Amendment No.    )*

                      DOLLAR GENERAL CORPORATION
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)

                              256669 10 2
                            (CUSIP Number)

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               CUSIP No.  256669 10 2    13G

1.   NAME OF REPORTING PERSON - CTS, INC.
     I.R.S. IDENTIFICATION NO.: 61-0973892

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  ____(b)  ____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.   SOLE VOTING POWER.  Not applicable.

6.   SHARED VOTING POWER.  Not applicable

7.   SOLE DISPOSITIVE POWER.  Not applicable

8.   SHARED DISPOSITIVE POWER.  Not applicable

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Not applicable.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     TYPE OF REPORTING PERSON


12.  TYPE OF REPORTING PERSON


      3                      SCHEDULE 13G
Item 1(a)         Name of Issuer:          Dollar General Corporation

Item 1(b)         Address of Issuer's      104 Woodmont Blvd.
 Principal Executive                       Suite 500
 Offices:         Nashville, TN  37205

Item 2(a)         Name of Person Filing:   CTS, INC.
      104 Woodmont Blvd.,
      Suite 500
      Nashville, TN  37205

Item 2(b)         Address of Principal     104 Woodmont Blvd.,
 Business Office: Suite 500
      Nashville, TN  37205

Item 2(c)         Citizenship:             United States of America

Item 2(d)         Title of Class           Common Stock, $.50 par value
 of Securities:   (the "Shares")

Item 2(e)         CUSIP Number:            256669-10-2

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
 Not applicable.

Item 4            Ownership:
 (a)              Amount Beneficially Owned:  Not applicable.

 (b)              Percent of Class:  Not applicable.

 (c)              Number of Shares As to Which Such Person Has:

                        (i)    sole power to vote or direct the vote:
                               Not applicable.

                        (ii)   shared power to vote or direct the vote:
                               Not applicable.

                        (iii)  sole power to dispose or to direct the
                               disposition of:  Not applicable.
                        (iv)   shared power to dispose or to direct the
                               disposition of: Not applicable.

Item 5 Ownership of Five Percent or Less of a Class: X Reporting entity was dissolved in August 1994.
Item 6            Ownership of More Than Five Percent of Behalf of
                  Another Person:

Item 7            Identification and Classification of Members of the
                  Group:       Not applicable

Item 8            Identification and Classification of Members of the
                  Group:       Not applicable

Item 9            Notice of Dissolution of Group:       Not applicable

Item 10           Certification:     Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTS, INC.

By: s:/Hurley Calister Turner, Jr.      March 28, 1995